Filed by Nicolet Bankshares, Inc.
Commission File No. 021-165959
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange of 1934
Subject Company: Mid-Wisconsin Financial Services, Inc.
Commission File No. 000-18542

NICOLET BANKSHARES, INC. ENTERS INTO DEFINITIVE AGREEMENT WITH MID-
WISCONSIN FINANCIAL SERVICES, INC. TO CREATE A $1.1 BILLION WISCONSIN-
BASED COMMUNITY BANK

GREEN BAY and MEDFORD, WI.  (November 28, 2012) – Bob Atwell, Chairman and CEO of Nicolet Bankshares, Inc. (“Nicolet”), the parent company of Nicolet National Bank, and Dr. Kim Gowey, Chairman of Mid-Wisconsin Financial Services, Inc. (“MWFS”), the parent company of Mid-Wisconsin Bank (OTCBB: MWFS), are pleased to announce that the companies have entered into a definitive merger agreement.  The agreement provides for the merger of MWFS with and into Nicolet in a stock for stock transaction.  Following such merger, the parties intend to merge Mid-Wisconsin Bank with and into Nicolet National Bank, creating one of the largest community banks in Wisconsin.

Under the terms of the agreement, MWFS shareholders will receive 0.3727 shares of Nicolet common stock, subject to Nicolet’s right to pay cash in lieu of shares to certain MWFS shareholders who own a small number of shares of MWFS common stock.  Based on a share price of $16.50 for Nicolet, the implied transaction value is $10.2 million, valuing MWFS common stock at $6.15 per share.  Following the merger, MWFS shareholders will own approximately 16% of Nicolet.  The combined bank will operate under the Nicolet National Bank brand name and, based on September 30, 2012 financial data, will have total assets of approximately $1.1 billion and twenty two branches serving Northern Wisconsin.  Management anticipates that following the merger, Nicolet will be the sixth largest bank holding company based in Wisconsin.

Bob Atwell said, “This merger represents an important step in the growth of Nicolet.  Our objective is to build a community bank of sufficient size to flourish in all economic environments.  Size matters and our goal is to serve our customers for the long haul.”

Dr. Kim Gowey said, “We believe that combining with Nicolet Bank will deliver significant value for our shareholders, while allowing them to participate in ownership of a strong bank with increased scale.”

“This merger should provide an enhanced suite of products and services for our customers.  On behalf of the entire Mid-Wisconsin Board and management team, we thank our dedicated employees for their continued excellence in serving our customers,” said Scot Thompson, President and CEO of Mid-Wisconsin Bank.

“We have been talking about growth, both organic and through acquisitions, for a few years.  We have found the right partner in Mid-Wisconsin,” said Mike Daniels, President and COO of Nicolet National Bank.  “Our companies and cultures are very similar in that we bring the true essence of a community bank to our customers.”

The acquisition is subject to customary closing conditions, including receipt of regulatory approvals and approval by both companies' shareholders.  The transaction is expected to close in the second quarter of 2013.

About Nicolet National Bank

Nicolet National Bank is a full-service, customer-focused community bank providing a wide range of services from commercial and consumer banking to wealth management and retirement plan services.  Founded in Green Bay in 2000 by Bob Atwell, Mike Daniels and a local Board of Directors, Nicolet National Bank has been one of the fastest growing community banks in Wisconsin with assets of $666 million as of September 30, 2012.  Nicolet National Bank offers localized, knowledgeable decision making designed to create long-lasting relationships within the community.  More information can be found at www.nicoletbank.com

About Mid-Wisconsin Bank

Mid-Wisconsin Bank is a full-service community bank headquartered in Medford.  Mid-Wisconsin Bank serves north central Wisconsin through 11 branches delivering commercial and consumer banking to wealth management services with localized personal attention.  More information can be found at www.midwisc.com

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Nicolet will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Nicolet common stock to be issued to the shareholders of MWFS. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of MWFS and Nicolet in connection with their approval of the merger. In addition, each of Nicolet and MWFS may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MWFS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov . Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to Nicolet Bancshares, Inc. Mike Daniels: 920.430.1400 or Mid-Wisconsin Financial Services, Inc. Scot Thompson: 715.748.8300 or by accessing Nicolet’s website at www.nicoletbank.com or MWFS’ website at www.midwisc.com.  The information on Nicolet’s and MWFS’ websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Nicolet and MWFS and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and MWFS in connection with the merger. Additional information regarding the interests of these participants and other persons who may be demand participants in the new year may be obtained by reading the joint proxy/prospectus regarding the merger when it becomes available.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential” “would”, “should”, “could” “will” or “may”. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and these statements, may not be realized. Forward-looking statements speak only as of the date they are made and neither Nicolet nor MWFS has any duty to update forward-looking statements.

In addition to factors previously disclosed in MWFS’ reports filed with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Contact Information

Jeff Gahnz at 920.430.1400
Bill Weiland at 715.748.8300

Form of Brochure for Employees of Frequently Asked Questions

Preamble

On November 28, 2012, a definitive agreement was signed to merge Mid-Wisconsin Financial Services, Inc. with and into Nicolet Bankshares, Inc.  In the merger, Mid-Wisconsin shareholders will receive shares of Nicolet common stock (or in certain limited cases, cash) in exchange for each of their shares of Mid-Wisconsin common stock.  Management anticipates that as a result of this merger Nicolet would be the sixth largest Wisconsin-based bank holding company with approximately $1.1 billion in total assets.  Pending shareholder and regulatory approvals, this transaction is expected to close in the second quarter of 2013.

We realize there will be many questions with regards to this transaction.  This document is our best effort to answer them transparently with the knowledge we have at this time.  There will be a website set up that will house further updates as they become available.  Please direct immediate questions to the following individuals:

Media Inquiries	Bob Atwell – 920.430. 1400
Mike Daniels – 920.430.1400
Scot Thompson – 715.748.8300

Shareholders	Bob Atwell – 920.430.1400
Mike Daniels – 920.430.1400
Bill Weiland – 715.748.8300

Human Resources	Kate Lombardi – 920.430.1400
Kristi Toner – 715.748.8300

FAQ

I.	About Nicolet National Bank

What is the history of
Nicolet Bank and who
were the founders?
Nicolet Bank was founded in November, 2000 on a blank sheet of paper by Bob Atwell, Mike Daniels and a group of advisors who would form the first board of directors.  Bob and Mike wanted to create a bank that was personal, sustainable, simple and mutually beneficial.

In the late 1990’s, banks were under pressure to shift focus from customers toward irrationally complex financial instruments and activities.  Neither customers nor shareholders benefited from this shift.  Our belief is shareholders do best when experienced, capable managers focus on helping customers achieve their financial objectives.  Banking is and should be a very straightforward, basic business.  Over the years we have learned that doing business the right way works.

Bob and Mike continue to embody the owner-manager characteristics that make so many small businesses successful.  It’s easy to roll up your sleeves and do the hard stuff when the founders are doing it with you.

What is Nicolet Bank’s
philosophy?
We like to show this visual example to help explain our view of the world.  Daily, we try to keep the three circles in alignment, understanding the inter-connectedness of their relationships. We know everyone benefits when shareholders, customers and employees are aligned.

One of our greatest competitive advantages occurs when our competitors pit the three circles against each other.  They pursue the interests of the shareholders at the expense of the customer, or bend over backwards to please the customer without regard to return for the shareholders or quality of life of the employees.  When this happens, we win.

What is Nicolet Bank’s
Core Values?	What follows are the core values of Nicolet Bank employees and how we define them. We expect everyone to act in this manner.

Core Value #1:  Be Real

●	Doing and saying what is needed and what is honest in a respectful, tactful and professional manner.
●	Transparency with customers and with each other.
●	We will not hide behind policy, procedure or management to avoid conflict.
●	We will be conversational with customers and employees and will offer honest explanation and solutions.
●	There are no hidden agendas - difficult issues will be brought forth for discussion and resolution.

Core Value #2:  Be Responsive

●	Reacting quickly and enthusiastically to customer needs. This could include answering phone, returning calls, getting answers to customer/employee, etc. Making an effort and following up.
●
Responding to the economic changes within and without the banking industry by proactively reaching out to customers to identify potential needs and offering timely solutions to mitigate loss or inefficiency.

Core Value #3:  Be Personal

●	Actively listening to customers and understanding their needs.
●	Being empathetic to the struggles faced by customers and offering support and creativity to guide the customer toward success.
●	Sincerely caring about all aspects of the customer -- happiness, health, success of business, self and family.
●	Customizing solutions and products to meet the specific needs of the customer.

Core Value #4:  Be Memorable

●	Doing quality work and serving the customer so as to create a POSITIVE lasting impression.
●	Knowing your stuff and getting it right -- the first time.
●	Developing, using and sharing experience and skills with others. Ensuring all roads don't lead to one person!
●	Meeting commitments - consistently.
●	Thinking and acting "outside the box" and being creative within the confines of required rules, policies and/or procedures.
●	Challenging status quo and refusing complacency.

Core Value #5:  Be Entrepreneurial

●	Thinking like an owner.
●	Having passion and pride for what we do.
●	Finding solutions. Relying on your skills, intelligence, education and intuition - not simply relying on a manual or somebody else to tell you what to do or to give you the answer.
●	Taking a chance and making decisions (especially those that are tough) - accepting risk and change.
●	Holding yourself accountable for your decisions and actions.
●	Encouraging and motivating others toward success.
●	Avoiding micro-management.

What does Nicolet Bank
do for the community?
As Mike Daniels said to ABC News in 2009, “This bank can only be as good as the community we operate in.”  We believe the most important thing we do for the communities in which we serve is not what we give away, but in how we conduct business every day.  We give people a sustainable, strong community bank that believes in relationships, that values individuals and communities.  We believe in doing business with those who do business with us.  We believe in successful partnerships.

We also consider it a privilege and a priority to give back to the communities where our people live and work.  We focus primarily on education, human services and the arts through both Nicolet Bank and the Nicolet Foundation.

The Nicolet Foundation was formed in 2007 and distributed monies for the first time in 2008.  In the last four years, we have donated over $100,000 through an allocations committee comprised entirely of employees.  The Foundation gives all employees a voice in the nomination of a non-profit and disburses all employee donations without an administration fee.

Nicolet Bank gives hundreds of thousands of dollars each year to our communities.  Giving back is so important to us that we established a donations budget of $75,000 in our first year, before we made any money.  During the most recent financial crisis, we actually increased our giving, following a long tradition of not backing away from our duties when times get tough for everyone.

What is Nicolet Bank’s
hiring philosophy?	We hire people focused on serving our customers and the community. We realize that our success is largely determined by the professionals who work with our customers.

We value people who believe in the community banking model and have the ability to sell it.  We want people who are proud to say we do things the right way and can tell their family, friends and neighbors that they should be banking with us.

Nicolet Bank values the knowledge, skills and experience of all job applicants - we look for employees with intellectual curiosity as well as resourcefulness; however, these competencies alone are not enough. To work at Nicolet Bank, employees must embrace and live our culture.  We require our employees to possess the attitudes, beliefs and behaviors to serve our customers and our communities.  What a person knows is often second to who they are when it comes to hiring.

What is Nicolet Bank’s
pay philosophy?
Our compensation philosophy is driven by the need to align the interests of customers, shareholders and employees.  Our customers must succeed in a manner that benefits our shareholders.  Our compensation depends on how successfully we do this.  Internal and external equity matter greatly, but only insofar as our customers and shareholders benefit from our work.

We do not use commissions because this has the potential to incent behaviors contrary to the alignment of interests central to our mission.  This may sound like abstract philosophical happy talk.  We mean it.  Questions about compensation should always begin with a realistic assessment of how our customers and shareholders benefit from an employee’s work within the Nicolet Bank team.

What is Nicolet Bank’s
culture?
Our culture is something that needs to be experienced to truly understand.  It is alive.  What follows is an excerpt from a blog written about culture vs. strategy.  It shows why culture is truly the key to our success.  We believe and embody these attributes.

Culture is Real and engages everyone.
Culture is bottom-line.
Culture is alive, you can feel it.
Culture enlightens, educates, engages, enlists, promotes passions, creates, inspires and delights.
Culture delivers.

II.	About Mid-Wisconsin being merged into Nicolet Bank

Why is Mid-Wisconsin Bank
being merged into
Nicolet Bank?
Mid-Wisconsin has served its communities and customers well for many years. Like many banks recently, Mid-Wisconsin has experienced setbacks, but remains a strong factor in the communities it serves.  We recognize that the structure of community banking has fundamentally changed.  In particular, the increasing complexity of the regulatory landscape makes it critical for banks to have the personnel, technology and other assets necessary to address these challenges.  Size does matter now in community banking.

Why Nicolet Bank?
We have similar cultural values, we believe in supporting the communities where we serve and we believe in taking care of the customer.  After the merger, we expect that we will be one of the largest community banks headquartered in the northern part of Wisconsin.

What about jobs?
Talented, hard-working people drive success. Nicolet Bank expects people to understand the mission of the organization and what it takes to succeed together. We understand that mergers create real anxiety.  There will be some consolidation because efficiency of size matters. This will result in the loss of jobs that overlap. What we can’t answer right now is what jobs and who will be affected.  We need time to evaluate people and positions.  We can assure you that we really need experienced bankers who understand the values and culture and who are connected to their community. We will be counting on many of you to help us move forward with a successful model of community banking in the northern part of Wisconsin.

Where will the headquarters be?
Green Bay is our headquarters and will remain so. As we have grown into other communities, we have worked hard to centralize what should be central and to leave room for people to seek and accept responsibility for making appropriate judgments in their community.

What about TARP?
Nicolet Bank took $15 million in TARP and paid it all back with interest. The Treasury received approx. $18 million from Nicolet Bank in total.  We did exactly what we said we would do when we took TARP.  Under the terms of the merger, the Mid-Wisconsin TARP will be paid back in full to the Treasury.

What does the Board of Directors
and Management Team look like?
Nicolet Bank’s Management Team has many decades of successful experience in community banking and will remain intact after the merger. We expect that new management talent will be found to support the work we will be doing. The Nicolet Board is comprised of a diverse group of current and former business owner-operators who understand the mission of a community bank.  They maintain a substantial investment in the bank. Approximately 40% of Nicolet Bank stock is held by current and former Board members and other insiders. We are very pleased to have two members of Mid-Wisconsin Bank joining the Nicolet Board following the merger.  They will be Dr. Kim Gowey and Chris Ghidorzi.

How will my benefits be impacted?

All current benefit programs will remain in effect until further notice. Prior to the expected closing in the second quarter of 2013, we will be providing you with comprehensive information regarding employee benefits.

What happens between now
and closing?
We are assembling an integration team comprised of leaders from both companies to ensure a smooth transition. In the meantime, we will make every effort to keep you updated on developments and our progress throughout the approval and integration process.

If I own Mid-Wisconsin stock,
how does this transaction affect me?
Mid-Wisconsin’s shareholders will receive .3727 shares of Nicolet Bankshares, Inc. common stock (or, in some limited circumstances, $6.15 in cash) in exchange for each share of Mid-Wisconsin’s common stock that they own. If you are a shareholder, you will be asked to vote to approve the transaction..

What are the expectations for
immediate customer contact?
The immediate response is that it is business as usual for both of us.  We realize that this FAQ is not an end-all for questions, especially when it comes to customers.  Here is what you should discuss with a customer when they ask about the merger:

●	Nicolet Bank has been in existence since 2000 and has been successful with customer satisfaction and growth.
●	We are still in the process of understanding each other, but Nicolet Bank is very focused on bringing products, services and people that are customer-first to the community.
●	Nicolet Bank has built a sustainable, successful model of community banking and we are excited to be a part of it.

III.	About the Future

What products will we offer?
We still need some time to map the products that Mid-Wisconsin offers and decide which we will keep, grandfather or eliminate.  All products and services that are offered will follow our philosophy that relationships matter a great deal.  This not only means how we treat the customer, but how the customer treats us.  We need the relationships that we have and will have in the future to be beneficial for both parties.  For example, when we do a mortgage loan, we expect that the customer will also bring us their direct deposit checking account and full banking relationship.  We earn this expectation daily as we build and maintain our relationships.

We also reward loyalty.  We do not have “new money only” offers.  Why would you treat your new customers better than your loyal ones?  The same goes for maturing CD’s.  We offer customers attractive, market-based rates; both at opening and at maturity.  We plan to continue to focus our competitive efforts on taking market share from  large regional and national banks.

What does the branch staffing
structure look like?
Our branches are staffed with a sales force that provides exceptional sales and customer service.  We expect everyone in the branch to be sales people.  We don’t use tick marks, or other sales systems, but we rely on and hire people who believe that our model of community banking is best for the customers.  If we can’t sell to our family, friends and neighbors, the branch will not be successful.  Our typical structure would consist of a Branch Manager, Personal Bankers and Tellers.

The Branch Manager is our main business development officer.  She or he conducts the majority of our lending functions and leads business development.  The goals focus primarily on secondary market fee income, deposit growth and strategic partner referrals. Managers also engage in staff development, coach and mentor the Personal Bankers and Tellers.

The Personal Banker’s main function is opening accounts for our clients, cross selling to our internal strategic partners and bringing additional outside business.  She or he will work a Teller drawer and assist where needed.

A Teller’s main function is the front line. She or he will focus on providing solutions to our customers by phone or in person. Our Tellers also are expected to bring additional business and cross sell a wide variety of products.

A typical office may have a Branch Manager, one or two Personal Bankers and two Tellers. This will depend on the asset size and transaction volume.

Miscellaneous
We know there will be more questions in the future.  We will provide you with additional information as it becomes available.  However, please note that this transaction is being conducted in a highly regulated environment, particularly in connection with the banking laws and the laws of the Securities and Exchange Commission.  There may be some questions or information that we will not be able to address as quickly as others.  We will strive to provide you with the information you need while still complying with the law.  Thank you.  We look forward to our future!

Additional Information about the Merger and Where to Find It

In connection with the proposed merger, Nicolet Bancshares, Inc. (“Nicolet”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Nicolet common stock to be issued to the shareholders of Mid-Wisconsin Financial Services, Inc. (“Mid-Wisconsin”). The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of Mid-Wisconsin and Nicolet in connection with their approval of the merger. In addition, each of Nicolet and Mid-Wisconsin may file other relevant documents concerning the proposed merger with the SEC.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, MID-WISCONSIN AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents, when available, through the website maintained by the SEC at http://www.sec.gov . Free copies of the joint proxy statement/prospectus also may be obtained, when available, by directing a request by telephone or mail to Nicolet Bancshares, Inc. Mike Daniels 920.430.1400 or Mid-Wisconsin Financial Services, Inc. Scot Thompson 715.748.8300 or by accessing Nicolet’s website at www.nicoletbank.com or Mid-Wisconsin’s website at www.midwisc.com.  The information on Nicolet’s and Mid-Wisconsin’s websites is not, and shall not be deemed to be, a part of this release or incorporated into other filings either company makes with the SEC.

Nicolet and Mid-Wisconsin and their respective directors, executive officers and members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Nicolet and Mid-Wisconsin in connection with the merger. Additional information regarding the interests of these participants and other persons who may be demand participants in the new year may be obtained by reading the joint proxy/prospectus regarding the merger when it becomes available.

Forward Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect”, “anticipate”, “intend”, “target”, “estimate”, “continue”, “positions”, “prospects”, “potential” “would”, “should”, “could” “will” or “may”. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and these statements, may not be realized. Forward-looking statements speak only as of the date they are made and neither Nicolet nor Mid-Wisconsin has any duty to update forward-looking statements.

In addition to factors previously disclosed in Mid-Wisconsin’s reports filed with the SEC and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that regulatory and other approvals and conditions to the transaction are not received or satisfied on a timely basis or at all, or contain unanticipated terms and conditions; the possibility that modifications to the terms of the transactions may be required in order to obtain or satisfy such approvals or conditions; the receipt and timing of shareholder approvals; delays in closing the merger and the merger of the parties’ bank subsidiaries; difficulties, delays and unanticipated costs in integrating the merging organizations’ businesses or realizing expected cost savings and other benefits; business disruptions as a result of the integration of the merging organizations, including possible loss of customers; diversion of management time to address transaction related issues; changes in asset quality and credit risk as a result of the merger; changes in customer borrowing, repayment, investment and deposit behaviors and practices; changes in interest rates, capital markets, and local economic and national economic conditions; the timing and success of new business initiatives; competitive conditions; and regulatory conditions.

Questions	Please send general questions to either Kate Lombardi 920.430.1400 or Kristi Toner at 715.748.8300.